UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2025
Commission File Number 001-39349
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DoubleDown Interactive Co., Ltd.
(Translation of registrant’s name into English)
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Joseph A. Sigrist, Chief Financial Officer
c/o DoubleDown Interactive, LLC
605 5th Avenue, Suite 200
Seattle, WA 98104
+1-206-408-4545
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☒ Form 20-F ☐ Form40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Issuance of Press Release
On February 11, 2025, DoubleDown Interactive Co., Ltd. (the “Company”) issued a press release announcing its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2024.
This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-267422), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.
EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of the Company, dated February 11, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOUBLEDOWN INTERACTIVE CO., LTD.

Date: February 11, 2025

	By:	/s/ Joseph A. Sigrist
Name: Joseph A. Sigrist
Title: Chief Financial Officer